Mail Stop 4561

April 10, 2009

*By U.S. Mail and facsimile to: 360-756-2694*

Mr. Richard P. Jacobson
President and Chief Executive Officer
Horizon Financial Corp.
1500 Cornwall Avenue
Bellingham, WA 98225

**Re:**  **Horizon Financial Corp.**
**Form 10-K filed June 11, 2008**
**Schedule 14A filed June 20, 2008**
**Form 10-Q filed February 9, 2009**
**File Number 000-27062**

Dear Mr. Jacobson:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Part I.  Financial Information

Consolidated Statements of Financial Position (unaudited), page 2

1.      We note you account for your investment in Federal Home Loan Bank stock at par value. Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.  Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies.

Note 5 – Goodwill

2.      We note your third quarter goodwill impairment charge was driven by the decline in market capitalization caused by your reduced common stock price.  Please tell us how you considered the decline in enterprise value below book value when determining no impairment test was necessary for previous quarterly periods in 2008.  Refer to paragraph 28 of SFAS 142.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 20

3.      We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial land development and commercial construction loans.  Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses for all the periods presented.  For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized.  Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

4.      We note that your ratio of allowance for loan losses to annual charge-offs has decreased significantly from March 31, 2007 to December 31, 2008.  Please revise your future filings to discuss the underlying causes of this trend, the implications and the significance of this trend and how you considered this ratio and trend when determining your allowance for loan losses.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

5.      In future filings, please disclose the members of the peer group you reference on page 10 of your proxy.

6.      We note that you have disclosed compensation information for your former PEO, current PEO and PFO and two additional executive officers; however, Item 402(a)(3)(iii) of Regulation S-K requires you to disclose "the registrant's three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year." In future filings, please include an additional executive officer or explain to the staff why you are not required to disclose this information.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Harley, Staff Accountant, at (202) 551-3695, or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale at (202) 551-3463 or me at (202) 551-3698 with any other questions.

Sincerely,


Mark Webb
Legal Branch Chief